Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated August 23, 2007 on the combined financial statements of Metroflag BP, LLC, Metroflag Polo, LLC, Metroflag Cable, LLC, CAP/TOR, LLC, Metroflag SW, LLC, Metroflag HD, LLC and Metroflag Management, LLC (“Metroflag”) as of June 30, 2007 and for the period January 1, 2007 through May 10, 2007, for the period May 11, 2007 through June 30, 2007 and for the six months ended June 30, 2007 and our report dated August 13, 2007 on the combined financial statements of Metroflag as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in the Registration Statement and related Prospectus of FX Real Estate and Entertainment Inc..

/s/ Ernst & Young LLP

Las Vegas, Nevada
August 23, 2007